R.J. O’Brien Fund Management, LLC

222 S. Riverside Plaza

Suite 900

Chicago, IL 60606

May 5, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Attn: Cicely L. LaMothe, Mail Stop 4561

Re:	JWH Global Trust (the “Registrant”) Form 10-K for the year ended December 31, 2007 Filed March 20, 2008 File No. 000-22887

To whom it may concern:

I am writing in response to the request made by Jorge Bonilla, Senior Staff Accountant of the SEC, to Timothy P. Selby of Alston & Bird LLP, the Registrant’s outside legal counsel, regarding his letter dated April 30, 2008, which was filed via EDGAR on that same date (the “Response Letter”). Mr. Bonilla requested that the Registrant issue a letter acknowledging the factual statements contained in the Response Letter. As such, please accept this letter of acknowledgement as to the statements made in the Response Letter.

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and
•	the Registrant may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JWH Global Trust

Form 10-K filed on March 20, 2008; File No. 000-2287

Please contact the undersigned at (312) 373-4821 or Timothy P. Selby at (212) 210-9494 with any additional comments or questions you may have regarding this Letter or the Response Letter.

Sincerely,

/s/ Annette A. Cazenave
Annette A. Cazenave
Senior Vice President

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